CONNECTICUT OFFICE:

                VANCOUVER OFFICE :

93 Benton Hill Road

Suite 404 – 1688 152nd Street

Sharon, CT

South Surrey, B.C.

U.S.A.   06069

Canada

V4A 4N2

Phone: (860) 364-1830

Phone: (604) 536-7873

Fax :    (860) 364-0673

Fax :     (604) 536-2529

www.TanzanianRoyaltyExploration.com

April 2, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, DC  20549-7010

Attention:  Mr. Michael Karney

Dear Mr. Karney:

RE:

Tanzanian Royalty Exploration Corporation (the “Company”)

Annual Report on Form 20-F

Filed November 30, 2007

File No. 1-32500

We acknowledge receipt of the comment letter dated January 31, 2008, received March 25, 2008, as discussed.

This letter will set forth the Company's responses to the comment letter dated January 31, 2008 in connection with the above-referenced filing.  Our responses to the comments are set forth in the order in which each comment appears in the comment letter.

Form 20-F

General

1.

We confirm that we will comply with your comments in all future filings.

2.

Our website contains the following cautionary language regarding disclosure about adjacent or other properties on which Tanzanian Royalty has no right to explore or mine:

"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

This disclaimer is currently located on our website page:

http://www.tanzanianroyaltyexploration.com/s/ProjectDescription.asp.

3.

Our website may refer to or use terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources.  Our website currently contains the following cautionary language:

"Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "measured", "indicated", and "inferred" "resources" that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml".

This disclaimer is located on our website page:

http://www.tanzanianroyaltyexploration.com/s/NewsReleases.asp

We note the cautionary language you suggest is expanded from the language used above.  We will amend our cautionary language as you suggest to read:

"Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml".

This disclaimer will be located on our website page:

http://www.tanzanianroyaltyexploration.com/s/NewsReleases.asp

4.

We will correct our commission filing number to File No. 000-32500.

Mineral Resource Estimation, page 24

5.

We will remove the estimates from our filing.

Closing Comments

Attached please find a marked copy of the amended filing for your review.

This will confirm that the Company acknowledges:

•

it is responsible for the adequacy and accuracy of the disclosure of the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust you will find the foregoing to be satisfactory.  Should you have any further questions, please do not hesitate to contact me.

Yours truly,

TANZANIAN ROYALTY EXPLORATION CORPORATION

Signed:  James E. Sinclair

James E. Sinclair

Chairman and Chief Executive Officer

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

FORM 20-F/A

Amendment No. 1

_________________________

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

August 31, 2007

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 16(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ______________ to ___________________.

Commission File Number 000-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Exact name of Company as specified in its charter)

ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

Suite 404 – 1688 152nd Street

South Surrey, BC

V4A 4N2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

The number of outstanding Common Shares as of August 31, 2007 was

86,748,493.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] Yes

[ X  ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  [   ] Yes   [X ] No

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X ]Yes  [   ]No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  [  ]

Accelerated filer  [ X  ]

Non-accelerated filer  [   ]

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17  [X]

Item 18  [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [   ] Yes  [ X ] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

separating two pillowed basalts.  The sulphide content ranges from 10 to 90% pyrrhotite, 2 to 5% pyrite, trace to 5% sphalerite, trace to 1% copper.

The Golden Horseshoe Reef mineralization occurs as massive sulphide veins locally ranging from 15-30 cm wide.  Sulphides dominantly appear in veins/veinlets less than 5 cm wide in felsic volcanic rocks.  Five to thirty percent pyrite-pyrrhotite is common over sections of 1 to 15 m along the holes.  They are sub-concordant and parallel to the schistosity.  The strong shearing at the Golden Horseshoe Reef probably represents a remobilization of the sulphides.

^

Exploration

During fiscal 2007 and prior to the option agreement with Sloane, the Company carried out limited exploration work at Itetemia.